                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 5)(1)

                    Neuberger Berman Realty Income Fund, Inc.
                    -----------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    64126G109
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 20, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 29 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 2 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO, WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,560,720
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,560,720
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,560,720
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 3 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ARTHUR D. LIPSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,560,720
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,560,720
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,560,720
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.7%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 4 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT HEDGED PARTNERS L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  767,638
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              767,638
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    767,638
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 5 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    WESTERN INVESTMENT ACTIVISM PARTNERS LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  792,182
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              792,182
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    792,182
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 6 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  651,501
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              651,501
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    651,501
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.4%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 7 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  410,000
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              410,000
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    410,000
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    1.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 8 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    BENCHMARK PLUS MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,061,501
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,061,501
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,061,501
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 9 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT FERGUSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,061,501
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,061,501
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,061,501
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 10 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    SCOTT FRANZBLAU
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,061,501
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,061,501
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,061,501
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 11 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ROBERT A. WOOD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 12 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    D. JAMES DARAS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 13 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MATTHEW CROUSE
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 14 of 29 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ELYSE NAKAJIMA
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  100
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              100
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    100
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 15 of 29 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 5 ("Amendment No. 5") to the Schedule 13D filed by the  undersigned.  This  Amendment  No. 5 amends the
Schedule 13D as specifically set forth.

            Item 2(a) is hereby amended to add the following:

            (a) On April 20, 2007, Elyse Nakajima  executed a Joinder  Agreement to the Joint Filing and Solicitation Agreement entered into on November 30, 2006
(the "Joint Filing  Agreement") by the Reporting  Persons,  whereby Ms. Nakajima agreed to be bound by the terms of the Joint Filing Agreement.  Accordingly, Ms.
Nakajima  shall be deemed to be a  Reporting  Person  following  such  date.

            Item 2(b) is hereby amended to add the following:

            (b) Ms.  Nakajima  has no  principal  business  address,  but can be reached c/o WILLC.

            Item 2(c) is hereby amended to add the following:

            (c) The principal occupation of Ms. Nakajima is opera singer.

            Item 2(f) is hereby amended to add the following:

            (f) Ms. Nakajima is a citizen of the United States of America.

            Item 3 is hereby amended and restated as follows:

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate  purchase price of the 1,560,720  Shares  beneficially owned by WILLC is approximately  $32,743,765,  including brokerage  commissions.
The Shares  beneficially owned by WILLC consist of 900 Shares that were acquired with WILLC's  working  capital,  767,638  Shares that were  acquired with WIHP's working  capital  and  792,182  Shares that were  acquired  with WIAP's  working capital. The aggregate purchase price of the 1,061,501 Shares beneficially owned by BPM is approximately $23,978,031, including brokerage commissions. The Shares beneficially owned by BPM were acquired with the working capital of each of BPIP and BPP. The 100 Shares owned by Ms. Nakajima were a gift from WILLC.

            Item 4 is hereby amended to add the following:

            On April 13, 2007, the Reporting  Persons filed a Preliminary  Proxy
Statement  with the SEC to solicit  proxies from  shareholders  of the Issuer in support of the  Reporting  Persons'  five  director  nominees at the 2007 Annual
Meeting scheduled for May 2, 2007.

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 16 of 29 Pages
----------------------                                    ----------------------

            On April 18, 2007,  WILLC  delivered a supplement to its  nomination letter dated November 30, 2006, nominating Scott Franzblau as its fifth director nominee to be elected at the Annual  Meeting.  WILLC had previously  submitted a letter  nominating  four  nominees  for election as  director.  However,  in the
Issuer's  preliminary  proxy statement filed with the SEC on April 12, 2007, the
Issuer  disclosed  that its board had expanded its size from thirteen to fifteen and that the board had appointed two directors to fill the vacancies  created by the expansion, one of whom was a Class II director whose term will expire at the
Annual  Meeting.   The  Issuer's  proxy  statement   further  states  that  five
individuals have been nominated by the Issuer for election as director,  instead of four  as had  been  anticipated  based  on the  Issuer's  public  disclosure.
Accordingly, WILLC nominated Mr. Franzblau to serve as its fifth nominee. A copy of WILLC's  supplement to its nomination  letter is attached hereto as Exhibit 4 and is incorporated herein by reference.

            On April 23, 2007,  the Reporting  Persons filed a Definitive  Proxy
Statement  with the SEC to solicit  proxies from  shareholders  of the Issuer in support of the Reporting Persons' five director nominees at the Annual Meeting.

            On April 24,  2007,  Ms.  Nakajima  delivered a letter to the Issuer requesting,  pursuant to Section 1315 of the New York Business  Corporation Law,
among other  things,  a complete  record or list in  appropriate  formats of the holders of the  Shares and the  holders  of the  Issuer's  cumulative  preferred stock,  $0.0001  par  value  per  share,  showing  the name and  address  of all shareholders, as of February 21, 2007.

            Item 5(a) is hereby amended and restated as follows:

            (a) The aggregate percentage of Shares reported owned by each person named  herein is based upon  27,372,139  Shares  outstanding  as of February 21,
2007, as reported in the Issuer's Preliminary Proxy Statement on Schedule 14A.

            As of the close of business on April 23, 2007,  WIHP, WIAP, BPIP and
BPP   beneficially   owned  767,638,   792,182,   651,501  and  410,000  Shares,
respectively,  constituting  2.8%,  2.9%,  2.4% and 1.5%,  respectively,  of the
Shares  outstanding.  Each of WILLC and Mr. Lipson  beneficially owned 1,560,720
Shares, constituting approximately 5.7% of the Shares outstanding.  Each of BPM,
Mr. Franzblau and Mr. Ferguson beneficially owned 1,061,501 Shares, constituting approximately  3.9% of the Shares  outstanding.  Ms.  Nakajima owned 100 shares, constituting less than 1% of the Shares outstanding.

            As the  general  partner  and  managing  member  of WIHP  and  WIAP, respectively,  WILLC may be  deemed to  beneficially  own the  1,559,820  Shares beneficially  owned in the aggregate by WIHP and WIAP, in addition to 900 Shares it owns directly.  As the managing member of WILLC,  Mr. Lipson may be deemed to beneficially  own the  1,560,720  Shares  beneficially  owned by  WILLC.  As the managing  member  of BPIP and BPP,  BPM may be deemed  to  beneficially  own the
1,061,501  Shares  beneficially  owned in the  aggregate by BPIP and BPP. As the managing  members  of BPM,  Messrs.  Franzblau  and  Ferguson  may be  deemed to beneficially  own the 1,061,501 Shares  beneficially  owned by BPM. Ms. Nakajima owns 100 Shares.

            Currently,  Mr. Wood,  Mr. Daras and Mr. Crouse do not  beneficially own any securities of the Issuer.

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 17 of 29 Pages
----------------------                                    ----------------------

            Item 5(b) is hereby amended to add the following:

            (b) Ms.  Nakajima  has sole  voting and  dispositive  power over the
Shares reported as beneficially owned by her.

            Item 5(c) is hereby amended to add the following:

            (c) On  April  24,  2007,  WILLC  made a gift of 100  Shares  to Ms.
Nakajima.  Schedule A attached  hereto  reports  all other  transactions  in the
Shares by the Reporting  Persons,  other than Ms.  Nakajima,  effected since the last  transaction  reported in  Amendment 4 to the  Schedule  13D.  Except where otherwise noted, all of such transactions were effected in the open market.

            Item 6 is hereby amended to add the following:

            On April 20, 2007,  Elyse Nakajima  executed a Joinder  Agreement to the Joint Filing Agreement  whereby Ms. Nakajima agreed to be bound by the terms of the Joint  Filing  Agreement.  Ms.  Nakajima  has also agreed in such Joinder
Agreement to take all reasonable steps to request,  all at WILLC's sole cost and expense,  a complete  list of record  and  beneficial  holders  of the  Issuer's securities,  and related materials. The Joinder Agreement is attached as Exhibit
5 and is incorporated herein by reference.

            Item 7 is hereby amended to add the following Exhibits:

            Exhibit 4   Supplement to the Director  Nomination Letter from WILLC
                        to the Issuer, dated April 18, 2007.

            Exhibit 5   Joinder  Agreement,  dated  April  20,  2007,  by  Elyse
                        Nakajima  to Joint  Filing and  Solicitation  Agreement,
                        dated November 30, 2006, by and among Western Investment
                        LLC, Western  Investment Hedged Partners,  L.P., Western
                        Investment  Activism  Partners  LLC,  Arthur D.  Lipson,
                        Benchmark Plus Institutional Partners, L.L.C., Benchmark
                        Plus  Management,   L.L.C.,   Benchmark  Plus  Partners,
                        L.L.C., Paradigm Partners,  N.W., Inc., Robert Ferguson,
                        Scott  Franzblau,  Michael  Dunmire,  Robert A. Wood, D.
                        James Daras and Matthew Crouse.

            Exhibit 6   Power of Attorney.

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 18 of 29 Pages
----------------------                                    ----------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2007                WESTERN INVESTMENT LLC

                                     By: /s/ Arthur D. Lipson
                                         ---------------------------------------
                                     Name: Arthur D. Lipson
                                     Title: Managing Member

                                     WESTERN INVESTMENT HEDGED PARTNERS L.P.

                                     By: Western Investment LLC,
                                     Its General Partner

                                     By: /s/ Arthur D. Lipson
                                         ---------------------------------------
                                     Name: Arthur D. Lipson
                                     Title: Managing Member

                                     WESTERN INVESTMENT ACTIVISM PARTNERS LLC

                                     By: Western Investment LLC,
                                      Its Managing Member

                                     By: /s/ Arthur D. Lipson
                                         ---------------------------------------
                                     Name: Arthur D. Lipson
                                     Title: Managing Member

                                     BENCHMARK PLUS INSTITUTIONAL PARTNERS,
                                     L.L.C.

                                     By: Benchmark Plus Management, L.L.C.,
                                     Its Managing Member

                                     By: /s/ Scott Franzblau
                                         ---------------------------------------
                                     Name: Scott Franzblau
                                     Title: Managing Member

                                     By: /s/ Robert Ferguson
                                         ---------------------------------------
                                     Name: Robert Ferguson
                                     Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 19 of 29 Pages
----------------------                                    ----------------------

                                     BENCHMARK PLUS PARTNERS, L.L.C.

                                     By: Benchmark Plus Management, L.L.C.,
                                     Its Managing Member

                                     By: /s/ Scott Franzblau
                                         ---------------------------------------
                                     Name: Scott Franzblau
                                     Title: Managing Member

                                     By: /s/ Robert Ferguson
                                         ---------------------------------------
                                     Name: Robert Ferguson
                                     Title: Managing Member

                                     BENCHMARK PLUS MANAGEMENT, L.L.C.

                                     By: /s/ Scott Franzblau
                                         ---------------------------------------
                                     Name: Scott Franzblau
                                     Title: Managing Member

                                     By: /s/ Robert Ferguson
                                         ---------------------------------------
                                     Name: Robert Ferguson
                                     Title: Managing Member

                                     /s/ Robert Ferguson
                                     -------------------------------------------
                                     ROBERT FERGUSON

                                     /s/ Scott Franzblau
                                     -------------------------------------------
                                     SCOTT FRANZBLAU

                                     /s/ Robert A. Wood
                                     -------------------------------------------
                                     ROBERT A. WOOD

                                     /s/ D. James Daras
                                     -------------------------------------------
                                     D. JAMES DARAS

                                     /s/ Matthew Crouse
                                     -------------------------------------------
                                     MATTHEW CROUSE

                                     /s/ Arthur D. Lipson
                                     -------------------------------------------
                                     ARTHUR D. LIPSON

                                     By: /s/ Arthur D. Lipson
                                         ---------------------------------------
                                         ARTHUR D. LIPSON
                                         as Attorney in Fact for Elyse Nakajima,
                                         Individually

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 20 of 29 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                               Page
      -------                                                               ----

4.    Supplement to the Director  Nomination  Letter from Western            22
      Investment LLC to Neuberger Berman Realty Income Fund Inc.,
      dated April 18, 2007.

5.    Joinder Agreement,  dated April 20, 2007, by Elyse Nakajima            27
      to Joint Filing and Solicitation Agreement,  dated November
      30, 2006,  by and among  Western  Investment  LLC,  Western
      Investment  Hedged  Partners,   L.P.,   Western  Investment
      Activism  Partners LLC,  Arthur D. Lipson,  Benchmark  Plus
      Institutional Partners,  L.L.C., Benchmark Plus Management,
      L.L.C., Benchmark Plus Partners, L.L.C., Paradigm Partners,
      N.W.,  Inc.,  Robert  Ferguson,  Scott  Franzblau,  Michael
      Dunmire, Robert A. Wood, D. James Daras and Matthew Crouse.

6.    Power of Attorney                                                      28

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 21 of 29 Pages
----------------------                                    ----------------------

                                   SCHEDULE A
                                   ----------

           TRANSACTIONS IN THE COMMON STOCK OF NEUBERGER BERMAN REALTY
 INCOME FUND INC. SINCE THE LAST TRANSACTION REPORTED IN AMENDMENT 4
                               TO THE SCHEDULE 13D

     Transaction           Quantity              Date               Price ($)
     -----------           --------              ----               ---------

                                      WIAP
         Buy                 1,500              03/07/07             24.1857

                                       BPP
         Buy                 5,800              03/06/07             24.0607
         Buy                15,500              03/08/07             24.4333
         Buy                16,800              03/09/07             24.5378
         Buy                   200              03/14/07             23.6950

                                      BPIP
         Buy                 2,600              03/05/07             23.5546
         Buy                15,500              03/08/07             24.4333
         Buy                16,800              03/09/07             24.5378

WIHP                None

WILLC               None

BPM                 None

Mr. Lipson          None

Mr. Franzblau       None

Mr. Ferguson        None

Mr. Wood            None

Mr. Daras           None

Mr. Crouse          None

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 22 of 29 Pages
----------------------                                    ----------------------

                                    EXHIBIT 4
                                    ---------

                             WESTERN INVESTMENT LLC
                          7050 SOUTH UNION PARK CENTER
                                    SUITE 590
                               MIDVALE, UTAH 84047

                                                                  April 18, 2007

BY HAND
-------

Neuberger Berman Realty Income Fund, Inc.
605 Third Avenue, 2nd Floor
New York, New York 10158
Attn:  Corporate Secretary

      Re:   NOTICE OF INTENTION TO NOMINATE FIFTH INDIVIDUAL FOR ELECTION AS
            DIRECTOR AT ANNUAL MEETING OF STOCKHOLDERS OF NEUBERGER BERMAN
            REALTY INCOME FUND, INC.

Dear Sir:

      Reference is made to the letter from Western  Investment LLC ("Western" or the  "Nominating  Stockholder")  to Neuberger  Berman Realty  Income Fund,  Inc.
("NRI") dated November 30, 2006 (the "Initial Nomination  Letter")  constituting
Western's  notice of its  nomination  of four (4)  nominees  for election to the
Board  of  Directors  of  NRI  (the  "Board")  at the  2007  annual  meeting  of stockholders of NRI, or any other meeting of stockholders  held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the
"Annual Meeting").  In its Preliminary Proxy Statement filed with the Securities and Exchange  Commission  (the "SEC") on April 12, 2007,  NRI disclosed that the
Board,  at a meeting held in February  2007,  expanded its size from thirteen to fifteen  and  appointed  two  directors  to fill the  vacancies  created  by the expansion,  one of whom was a Class II  director  whose term will  expire at the
Annual Meeting.  NRI's proxy statement further states that five individuals have been  nominated  by NRI for  election as  director,  instead of four as had been anticipated  based on NRI's public  disclosure.  Accordingly,  this letter shall serve as the  nomination by Western of a fifth nominee for election to the Board at the Annual Meeting.

      This letter and all Exhibits attached hereto are collectively  referred to as the "Notice."  Western is the beneficial  owner of 1,560,820 shares of common stock,  $.0001 par value per share (the "Common Stock"), of NRI, 1,000 shares of which are held of record by Western. In addition to Arthur D. Lipson,  Robert A.
Wood, D. James Daras and Matthew Crouse who were  nominated by Western  pursuant to the Initial Nomination Letter,  through this Notice, Western hereby nominates and notifies you of its intent to nominate Scott  Franzblau as its fifth nominee to be elected to the Board at the Annual Meeting.  Western believes that, of the five Class II Directors whose terms expire at the annual  meeting,  four (4) are eligible for election by holders of shares of Common Stock and  preferred  stock
("Preferred Stock") of NRI, voting together as a class. Scott Franzblau is being nominated hereby to be Western's  fourth nominee in this category,  who together

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 23 of 29 Pages
----------------------                                    ----------------------

with Arthur D.  Lipson,  Robert A. Wood and D. James  Daras  shall be  Western's
"Common/Preferred  Shares  Nominees." The  Common/Preferred  Shares Nominees are
being  nominated  for  election  as the four (4)  Class  II  Directors  that are eligible to be elected by holders of shares of Common Stock and Preferred Stock, voting  together as a class.  Matthew  Crouse shall remain the Preferred  Shares
Nominee as provided in the Initial  Nomination Letter. If in fact there are more than five (5)  directors  eligible  for  election  or the above  beliefs are not accurate,  Western  reserves  the right to nominate  such  number of  additional directors  eligible for  election at the Annual  Meeting or to  redesignate  the
Nominees   named  herein   between  the   Preferred   Shares   Nominee  and  the
Common/Preferred Shares Nominees. The additional nomination being made herein is without prejudice to the position of Western that any attempt by NRI to increase the size of the NRI board or to reconstitute or reconfigure the classes on which the current  directors  serve may constitute an unlawful  manipulation  of NRI's corporate machinery. Additionally, if this Notice shall be deemed for any reason to be  ineffective  with  respect to the  nomination  of Scott  Franzblau at the
Annual  Meeting,  or if Scott Franzblau shall be unable to serve for any reason, this Notice  shall  continue to be  effective  with  respect to any  replacement
Nominee selected by Western.

      The information concerning Western and Scott Franzblau required by Article
II, Section 9 of NRI's Bylaws is set forth below:

(i)   NAME AND ADDRESS OF THE NOMINATING STOCKHOLDER:

            Name                            Address
            ----                            -------

      Western Investment LLC       7050 South Union Park Center
                                   Suite 590
                                   Midvale, Utah 84047

(ii)  NAME AND ADDRESS OF THE NOMINEE:

            Name                            Address
            ----                            -------

      Scott Franzblau              c/o Benchmark Plus Management, L.L.C.
                                   820 A Street
                                   Suite 700
                                   Tacoma, Washington 98402

(iii) REPRESENTATION  THAT THE  NOMINATING  STOCKHOLDER IS A HOLDER OF RECORD OR
      BENEFICIAL  OWNER OF COMMON  STOCK OF NRI ENTITLED TO VOTE AT SUCH MEETING
      (TOGETHER WITH PROOF PURSUANT TO RULE 14A-8 OF THE SECURITIES EXCHANGE ACT
      OF 1934):

      As of the date hereof, Western hereby represents that it is the beneficial owner of 1,560,820 shares of Common Stock of NRI and intends to continue to hold no less  than the  required  number  of shares  through  the date of the  Annual
Meeting. Western further represents that 1,000 of such shares are held of record

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 24 of 29 Pages
----------------------                                    ----------------------

by Western  with the  remaining  such shares held in Western's  prime  brokerage accounts.  Western  believes  that Cede & Co., as the nominee of The  Depository
Trust  Company,  is the  holder of record of the  shares  beneficially  owned by
Western.  As of the date hereof,  Western has continuously  beneficially held at least $2,000 in market value of shares of Common  Stock,  for at least one year, as evidenced by copies of Western  Investment  Hedged  Partners  L.P.'s ("WIHP")
most  recent  Prime  Broker  Statements,  attached  as EXHIBIT A to the  Initial
Nomination  Letter  and  incorporated  herein by  reference,  and  copies of the
Schedule  13D  filed on  September  20,  2006 and all  amendments  thereto,  and attached  as  EXHIBIT  B to  the  Initial  Nomination  Letter,  with  amendments subsequent  to the date of the  Initial  Nomination  Letter  attached  hereto as
EXHIBIT 1.

(iv)  CLASS,  SERIES  AND  NUMBER  OF  SHARES  OF  STOCK OF NRI THAT ARE HELD OF
      RECORD,  BENEFICIALLY  OWNED AND  REPRESENTED  BY PROXY BY THE  NOMINATING
      STOCKHOLDER AS OF THE DATE OF THIS NOTICE:

       Name           Class / Series               Type of Ownership
       ----           --------------               -----------------

Western Investment     Common Stock,    As  the  general  partner  and  managing
LLC                  $.0001 par value   member  of WIHP and  Western  Investment
                                        Activism    Partners    LLC    ("WIAP"),
                                        respectively,  Western  may be deemed to
                                        beneficially own the 1,559,820 shares of
                                        Common Stock  beneficially  owned in the
                                        aggregate  by WIHP and WIAP,  as well as
                                        the  1,000  shares  held  of  record  by
                                        Western.

Western Investment     Common Stock,    Western is the holder of record of 1,000
LLC                  $.0001 par value   shares of Common Stock of NRI.

(v)   CLASS,  SERIES  AND  NUMBER  OF  SHARES  OF  STOCK OF NRI THAT ARE HELD OF
      RECORD,  BENEFICIALLY  OWNED AND  REPRESENTED  BY PROXY BY THE  NOMINATING
      STOCKHOLDER  AS OF FEBRUARY  21, 2007 (THE  "RECORD  DATE") FOR THE ANNUAL
      MEETING:

       Name           Class / Series               Type of Ownership
       ----           --------------               -----------------

Western Investment     Common Stock,    As  the  general  partner  and  managing
LLC                  $.0001 par value   member of WIHP and  WIAP,  respectively,
                                        Western  may be deemed  to  beneficially
                                        own the 1,558,320 shares of Common Stock
                                        beneficially  owned in the  aggregate by
                                        WIHP  and  WIAP,  as well  as the  1,000
                                        shares held of record by Western.

Western Investment     Common Stock,    Western  was the  holder  of  record  of
LLC                  $.0001 par value   1,000 shares of Common Stock of NRI.

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 25 of 29 Pages
----------------------                                    ----------------------

      Other  than  as  set  forth  above  Western  does  not  own of  record  or beneficially, or represent by proxy, any shares of Common Stock.

(vi)  REPRESENTATION THAT THE NOMINATING STOCKHOLDER INTENDS TO APPEAR IN PERSON
      OR BY PROXY AT THE MEETING TO NOMINATE ITS NOMINEES:

      A representative of Western intends to appear in person or by proxy at the
  Annual Meeting to nominate its Nominees for election.

(vii) OTHER INFORMATION RELATING TO SCOTT FRANZBLAU:

      SCOTT  FRANZBLAU has served as a principal of Benchmark  Plus  Management,
L.L.C. ("BPM"), the managing member of Benchmark Plus Partners,  L.L.C. ("BPP"), since 2003.  BPP is in the  business of  acquiring,  holding  and  disposing  of investments in various  companies.  Prior to joining BPM, Mr. Franzblau  founded
Parkway  Capital  Corporation,  a NASD  registered  broker/dealer  that provided structured financing to institutional investors.

      The information contained in the Schedule 13D, as amended,  filed or to be filed by Western with respect to NRI is deemed  incorporated by reference herein and  accordingly  all  information  contained  in this  notice  is  deemed to be supplemented by the information in the Schedule 13D, as amended.

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 26 of 29 Pages
----------------------                                    ----------------------

      Please address any  correspondence to Western  Investment LLC,  Attention:
Arthur D. Lipson,  telephone  (801)  568-1400,  facsimile (801) 568-1417 (with a copy to Western's counsel,  Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park
Avenue Tower, 65 East 55th Street, New York, New York 10022,  Attention:  Steven
Wolosky, Esq., telephone (212) 451-2333,  facsimile (212) 451-2222).  The giving of this Notice is not an admission that any procedures for notice concerning the nomination  of  directors  to the NRI Board are  legal,  valid or  binding,  and
Western reserves the right to challenge their validity.

                                 Very truly yours,

                                 WESTERN INVESTMENT LLC

                                 By /s/ Arthur D. Lipson
                                    --------------------------------------------
                                 Name:  Arthur D. Lipson
                                 Title: Sole Member

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 27 of 29 Pages
----------------------                                    ----------------------

                                    EXHIBIT 5
                                    ---------

                     JOINT FILING AND SOLICITATION AGREEMENT
                                JOINDER AGREEMENT

      WHEREAS, Western Investment LLC, Western Investment Hedged Partners, L.P.,
Western  Investment  Activism  Partners LLC,  Arthur D. Lipson,  Benchmark  Plus
Institutional Partners,  L.L.C.,  Benchmark Plus Management,  L.L.C.,  Benchmark
Plus Partners,  L.L.C.,  Paradigm Partners,  N.W., Inc., Robert Ferguson,  Scott
Franzblau,  Michael  Dunmire,  Robert A. Wood, D. James Daras and Matthew Crouse
entered into a Joint Filing and Solicitation Agreement on November 30, 2006 (the
"Agreement") the purpose of seeking  representation on the Board of Directors of
Neuberger Berman Realty Income Fund, Inc., a Maryland corporation ("NRI");

      WHEREAS, as of March 5, 2007, Michael Dunmire and Paradigm Partners, N.W.,
Inc.,  have withdrawn from the Group and notified the other members of the Group that he/it was terminating his/its obligations under the Agreement.

      WHEREAS,  Elyse  Nakajima  (the "New Member)  wishes to join the Group (as defined in the Agreement).

      NOW, IT IS AGREED, this 20th day of April 2007 by the parties hereto:

      1. In accordance with Rule 13d-1(k)(1)(iii)  under the Securities Exchange
Act of 1934, as amended,  the New Member agrees to the joint filing on behalf of her of statements  on Schedule 13D with respect to the  securities of NRI to the extent required under  applicable  securities  laws. The New Member agrees to be bound by the other terms of the Agreement (a copy of which is attached  hereto), the terms of which are incorporated herein and made a part hereof.

      2. The New Member agrees to take all reasonable  steps to request,  all at
Western  Investment's  sole cost and  expense,  a  complete  list of record  and beneficial holders of NRI's securities, and related materials.

      3. This Agreement may be executed in counterparts,  each of which shall be deemed an original and all of which,  taken together,  shall  constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

      IN WITNESS  WHEREOF,  the parties  hereto have caused this Agreement to be executed as of the day and year first above written.

                                      WESTERN INVESTMENT LLC

                                      By: /s/ Arthur D. Lipson
                                          --------------------------------------
                                      Name:  Arthur D. Lipson
                                      Title: Managing Member

                                      /s/ Arthur D. Lipson
                                      ------------------------------------------
                                      ARTHUR D. LIPSON
                                      as Attorney in Fact for Elyse Nakajima,
                                      Individually

----------------------                                    ----------------------
CUSIP No. 64126G109                   13D                    Page 28 of 29 Pages
----------------------                                    ----------------------

                                    EXHIBIT 6
                                    ---------

                                POWER OF ATTORNEY

      Know all by these presents,  that the undersigned  hereby  constitutes and appoints  ARTHUR D. LIPSON signing  singly,  the  undersigned's  true and lawful attorney-in-fact to take any and all action in connection with the investment by
Western Investment LLC, or its affiliates ("Western"),  in the voting securities of Neuberger  Berman Realty Income Fund, Inc.  ("NRI") and Neuberger Berman Real
Estate  Securities  Income Fund,  Inc.  ("NRO"  together with NRI the "Neuberger
Funds"), including without limitation,  relating to the formation of a Group (as defined below) between the undersigned and Western,  all filings on Schedule 13D
(as defined  below),  all filings on Forms 3, 4 and 5 (as  defined  below),  any solicitation of proxies in support of the election of directors of the Neuberger
Funds or other proposal, and all other matters related,  directly or indirectly, to the Neuberger Funds (together, the "Neuberger Funds Investment"). Such action shall include, but not be limited to:

      1.  executing  for and on  behalf of the  undersigned  all  Schedules  13D
("Schedule  13D")  required to be filed under  Section  13(d) of the  Securities
Exchange Act of 1934 (the "Exchange Act") and the rules thereunder in connection with the Neuberger Funds Investment;

      2.  executing  for and on behalf of the  undersigned  all Forms 3, 4 and 5
("Forms 3, 4 and 5") required to be filed under Section 16(a) of the  Securities
Exchange Act of 1934 and the rules  thereunder in connection  with the Neuberger
Funds Investment;

      3.  executing  for and on behalf of the  undersigned  all Joint Filing and
Solicitation  Agreements or similar documents  pursuant to which the undersigned shall  agree  to be a  member  of a  group,  as  contemplated  by Rule  13d-1(k)
promulgated under the Exchange Act (a "Group"), in connection with the Neuberger
Funds Investment;

      4.  performing any and all acts for and on behalf of the undersigned  that may be  necessary  or  desirable  to complete  and  execute  any such  document, complete and execute any amendment or amendments  thereto,  and timely file such form with the United States  Securities  and Exchange  Commission  and any stock exchange or similar authority; and

      5.  taking any other action of any type  whatsoever in connection with the
Neuberger Funds Investment which in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being  understood  that the documents  executed by such  attorney-in-fact  on behalf of the  undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and  conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The  undersigned  hereby  grants to such  attorney-in-fact  full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein

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CUSIP No. 64126G109                   13D                    Page 29 of 29 Pages
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granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the undersigned's  responsibilities to comply with Section 13(d),  Section 16 or Section 14 of the Exchange Act.

      This Power of Attorney  shall  remain in full force and effect until April
16 2008 unless earlier revoked by the undersigned in a signed writing  delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 16th day of April, 2007.

                                 /s/ Elyse Nakajima
                                 -----------------------------------------------
                                 ELYSE NAKAJIMA